Exhibit 99.1

April 21, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Pursuant to Regulation 30 of SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members by way of remote e-voting process, for below Special Resolutions:

a)	Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of Wipro Limited (“the Company”) for a second term of 5 years w.e.f. July 1, 2026.

b)	Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026, and

c)	Buyback of equity shares of the Company.

Please note that the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on the cut-off date i.e., Friday, April 17, 2026, and whose e-mail addresses are registered with the Company/Depositories.

The remote e-voting period commences at 9 AM IST on Wednesday, April 22, 2026, and ends at 5 PM IST on Thursday, May 21, 2026. The results of the postal ballot will be declared on or before Monday, May 25, 2026.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/buy-back/

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Section 110 read with Section 108 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, (including any statutory amendment(s), modification(s) or re-enactment(s) thereof for the time being in force, and as amended from time to time) and in accordance with the guidelines prescribed by the Ministry of Corporate Affairs (“MCA”) for holding general meetings/ conducting postal ballot process through e-voting vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 03/2025 dated September 22, 2025 issued by the MCA (collectively the “MCA Circulars”), Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, (“Buyback Regulations”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”), Secretarial Standard – 2 on General Meetings issued by the Institute of Company Secretaries of India, as may be amended from time to time, and other applicable laws and regulations, if any, that the resolutions appended below towards:

a.	Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of Wipro Limited (the “Company”) for a second term of 5 years w.e.f. July 1, 2026;

b.	Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026; and

c.	Buyback of equity shares of the Company.

are proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Section 102, 110 and other applicable provisions, if any, of the Act and Buyback Regulations (to the extent applicable) pertaining to the aforesaid resolutions setting out the material facts and the reasons thereof is annexed hereto for your consideration.

The Board of Directors of the Company (“Board”), at its meeting held on April 16, 2026, appointed M/s. V. Sreedharan & Associates, Company Secretaries, Bengaluru, represented by Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), or Mrs. Shobha Shridhar (FCS F13360; CP 22649), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars, shareholders can vote only through the e-voting process. Accordingly, the Company is pleased to offer an e-voting facility to all its members to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Thursday May 21, 2026, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for those shareholders who have not yet registered their e-mail addresses and are requested to register the same by following the procedure set out in the notes to this Postal Ballot Notice.

The Scrutinizer will submit their report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Monday, May 25, 2026 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”, together with BSE, the “Indian Stock Exchanges”) and New York Stock Exchange (“NYSE”) (together with the Indian Stock Exchanges, the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), and KFin Technologies Limited, Company’s Registrar to an Issue and Share Transfer Agent (“KFintech” or “RTA”). The results will also be displayed on the Company’s website at www.wipro.com.

Resolution No. 1-Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company for a second term of 5 years w.e.f. July 1, 2026:

To consider and, if thought fit, to pass the following resolution as a special resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors for re-appointment, Ms. Tulsi Naidu (DIN: 03017471), Independent Director of the Company, whose period of office is liable to expire on June 30, 2026, and who has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Act and who is eligible for re-appointment for a second term of 5 years under the provisions of the Act and rules made thereunder and Regulation 16(1)(b) of the Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby re-appointed as an Independent Director of the Company for a second term of 5 years with effect from July 1, 2026 to June 30, 2031, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.”

Resolution No. 2 - Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026:

To consider and, if thought fit, to pass the following resolution as a special resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the Rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Ms. Laura Miller (DIN: 11546063), who was appointed as an Additional Director in the capacity of Independent Director with effect from April 1, 2026 and has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Act and Regulation 16(1)(b) of the Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company for a term of 5 years with effect from April 1, 2026, to March 31, 2031, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.”

Resolution No. 3 - Buyback of Equity Shares of the Company:

To consider and, if thought fit, to pass the following resolution as a special resolution:

RESOLVED THAT pursuant to Article 8.2 of the Articles of Association of Wipro Limited (the “Company”) and the provisions of Sections 68, 69, 70, 108 and 110 and all other applicable provisions, if any, of the Companies Act, 2013, (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014 and other relevant rules made thereunder, each as amended from time to time and in compliance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, (the “Buyback Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) (including any amendments, statutory modifications or re-enactments of the Act or the rules made thereunder or the Buyback Regulations, or the Listing Regulations) and subject to such other approvals, permissions consents, sanctions and exemptions as may be necessary, and subject to such conditions, amendments and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions, consents, sanctions and exemptions which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any committee constituted by the Board to exercise its powers, including the powers conferred by this resolution), and on the terms and conditions set out in the explanatory statement (which may be modified based on regulatory requirements and in accordance with applicable law), the consent of the shareholders of the Company be and is hereby accorded for the buyback by the Company of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹2/- (Rupees Two only) each of the Company (“Equity Share”), being 5.72% of the total paid-up equity share capital of the Company at a price of ₹250/- (Rupees Two Hundred and Fifty only) per Equity Share (“Buyback Price”), for an aggregate amount not exceeding ₹1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (hereinafter referred to as the (“Buyback Size”), which represents 24.99% and 19.99% of the aggregate of the Company’s fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company for the year ended as on March 31, 2026, respectively, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, to all the shareholders of the Company who hold Equity Shares as on a record date to be subsequently decided by the Board (the “Record Date”) (hereinafter referred to as the “Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to Securities and Exchange Board of India (“SEBI”), advisors/legal fees, intermediary fees, public announcement, publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

RESOLVED FURTHER THAT in accordance with the Buyback Regulations, the Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution approving the Buyback and the date on which the payment of consideration to shareholders who have accepted the Buyback is made.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) and their associates who hold Equity Shares as on the Record Date, persons in control (including such persons acting in concert) who hold Equity Shares as on the Record Date; and (ii) holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the Record Date such that they become shareholders of the Company and hold Equity Shares as on the Record Date.

RESOLVED FURTHER THAT the Board may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Size, in terms of Regulation 5(via) of the Buyback Regulations.

RESOLVED FURTHER THAT as required under Regulation 6 of the Buyback Regulations, the Company may Buyback Equity Shares from the existing shareholders as on Record Date, on a proportionate basis, provided that 15% of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders as defined in the Buyback Regulations (“Small Shareholders”), whichever is higher, shall be reserved for the Small Shareholders and in case the Equity Shares tendered are less than the reservation, the same shall be adjusted in the general category, in accordance with the Buyback Regulations.

RESOLVED FURTHER THAT all equity shareholders/ beneficial owners of the Equity Shares will be eligible to participate in the Buyback who hold Equity Shares as on the Record Date (“Eligible Shareholders”) except any shareholders who may be specifically prohibited under the applicable laws by appropriate authorities.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with the SEBI’s circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, SEBI Circular SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 and SEBI Circular CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, including any amendments or statutory modifications for the time being in force or such other circulars or notifications, as may be applicable, and the Company shall approach BSE Ltd (“BSE”) and/or the National Stock Exchange of India Limited (“NSE”) for facilitating the same and subject to decision of the Board, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Buyback from the Eligible Shareholders who are residents outside India including the foreign corporate bodies (including erstwhile overseas corporate bodies), Foreign Institutional Investors/ Foreign Portfolio Investors, Non-Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the RBI under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Board be and is hereby authorized to give effect to the aforesaid resolutions and may delegate all or any of the power(s) conferred hereinabove as it may in its absolute discretion deem fit, to any director(s)/ officer(s)/ authorized representative(s)/ committee, including the Buyback committee of the Company, in order to give effect to the aforesaid resolution, including but not limited to:

(i)

finalizing the terms of the Buyback, the mechanism for the Buyback, the schedule of activities, the date of opening and closing of the Buyback, entitlement ratio, time frame for completion of Buyback, etc;

(ii)	deciding and announcing the Record date for the purpose of Buyback;

(iii)

appointment of designated stock exchange, merchant banker, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/intermediaries/agencies, as may be required, for the implementation of the Buyback and making decision in connection with and settlement of the remuneration for such persons/ intermediaries/ agencies including by the payment of commission, brokerage, fee, charges, etc.;

(iv)	opening, operating and closing special trading window account with the designated stock exchange and deciding the authorized signatories for special trading window account;

(v)	verifying offer/ acceptances received, finalizing basis of acceptance, making payment to the members of consideration for Equity Shares bought back pursuant to the Buyback;

(vi)

initiating and undertaking all necessary actions for preparing, approving, finalizing, signing and filing of the public announcement, letter of offer, post-buyback public advertisement and all other documents with respect to the Buyback with the SEBI, BSE, NSE and other appropriate authorities and to make all necessary applications to the appropriate authorities for their approvals;

(vii)

initiating all necessary actions with respect to opening and closure of necessary accounts including escrow account with a bank, issuing bank guarantee, or depositing acceptable securities with appropriate margin with the merchant bankers, entering into agreement(s), releasing public announcement, filing of declaration of solvency, obtaining all necessary certificates and reports from statutory auditors and other third parties as required under applicable law;

(viii)

initiating all necessary actions for extinguishment/ destruction of Equity Shares and if applicable, destruction of the share certificates representing the title to the Equity Shares bought back by the Company and ‘Certificate of Extinguishment’ and particulars thereof required to be filed in connection with the Buyback on behalf of the Board and ensuring all related compliances in accordance with the Act and the Buyback Regulations; and

(ix)

providing, finalizing, executing and filing any undertakings, agreements, papers, documents and correspondence, under the common seal of the Company, as may be required in connection with the Buyback with SEBI, RBI, BSE, NSE, Registrar of Companies, Depositories and/or other regulators, appropriate authorities or third persons as may be required, desirable or considered expedient for implementation of the Buyback from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board is hereby empowered and authorised on behalf of the Company to accept and make any alteration(s) or modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback (including increase the Buyback Price without any change in the Buyback Size in accordance with the Buyback Regulations), in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as the Board and/or any person authorised by the Board may, in its/his/her absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: April 16, 2026

Place: Bengaluru

Notes:

1.

The explanatory statement pursuant to Sections 102, 108 and 110 of the Act read with rules made thereunder, various MCA Circulars as mentioned above, setting out the material facts concerning the resolutions and the reasons thereof is annexed hereto for your consideration. It also contains all the disclosures as specified in the Buyback Regulations.

2.

The Postal Ballot Notice is being sent to all the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, April 17, 2026. Please note, however, that those shareholders who may not have received this Postal Ballot Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote as per the instructions provided in this Postal Ballot Notice.

3.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories (as defined below). Members may please note that the Postal Ballot Notice will also be available on the Company’s website at https://www.wipro.com/investors/buy-back/ websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFintech at https://evoting.kfintech.com.

4.

The postal ballot will also be provided to the ADR Depositary (as defined below), who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

5.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository (as defined below) through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s RTA, at Selenium, Tower B, Plot No—31&32, Financial District, Nanakramguda, Serilingampally, Hyderabad—500032,Telangana, India along with duly filled-in form ISR-1 available at https://www.wipro.com/investors/faqs/. In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Friday, April 17, 2026, will be considered for the purpose of e-voting (“cut-off date”).

6.	Resolutions passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

7.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on the cut-off date, i.e., Friday April 17, 2026. A person who is not a shareholder on the cut-off date should treat this notice for information purposes only.

8.

In compliance with Sections 108 and 110 of the Act and the rules made there under the MCA Circulars and Regulation 44 of the Listing Regulations, the Company has provided the facility to the shareholders to exercise their votes electronically and vote on the resolutions through the e-voting service facility provided by KFintech. The instructions for e-voting are provided as part of this Postal Ballot Notice.

9.

Shareholders desiring to exercise their vote through the e-voting process are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting” in this Postal Ballot Notice. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Thursday, May 21, 2026, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

10.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot through the e-voting process will be announced by the Chairman or Company Secretary of the Company duly authorised, on or before Monday, May 25, 2026 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories, and RTA.

11.	The resolutions, if passed by the requisite majority shall be deemed to have been passed on Thursday, May 21, 2026, i.e., the last date specified for receipt of votes through the e-voting process.

12.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com

13.

The formats for Nomination and updation of KYC details in accordance with the SEBI Master Circular HO/38/13/(4)/2026-MIRSD-POD/I/4298/2026 dated February 06, 2026 are available on the Company’s website at https://www.wipro.com/investors/faqs/.

General information and instructions relating to e-voting

Procedure for E-voting:

Remote e-voting: In compliance with the provisions of Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Listing Regulations, read with SEBI circular no. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, Shareholders are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Postal Ballot Notice, by way of remote e-voting:

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
Individual shareholders holding securities in demat mode

1. Shareholders already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e- Voting” under e-voting services.

d)  Click on Company name or e- voting service

1. Shareholders already registered for Easi / Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/myeasitoken/Home/Login or www.cdslindia.com

b)  Click on the “Login” icon and opt for “My Easi New (Token)” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the evoting page will be made available.

Shareholders may alternatively log - in using credentials of the demat account through their Depository Participants registered with NSDL / CDSL for the e-voting facility. On clicking the evoting icon, shareholders will be re- directed to the NSDL / CDSL site, as applicable, on successful authentication. Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website to cast their vote.

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL

provider name, i.e., KFintech and you will be re-directed to KFintech website to cast your vote.

2. Shareholders who have not registered for IDeAS facility may follow the below steps:

a)  To register for this facility, visit the URL: https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

3. Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

c)  Enter User ID (i.e., 16-digit demat account number held with NSDL),

d) Click on Company name or evoting service provider name, i.e., KFintech to cast your vote

2. Shareholders who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL: https://web.cdslindia.com/myeasitoken/Home/Login

b)  On completion of the registration formality, follow the steps provided above.

3. Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below:

a)  Visit the URL: www.cdslindia.com

b)  Enter the demat account number and PAN.

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL

Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e- Voting service provider name, i.e., KFintech and you will be redirected to KFintech website to cast your vote.

4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at toll free no.: 18001020990.

shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.

4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.: 1800 2109911.

MODE OF E-VOTING	THROUGH KFINTECH

1.  In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:

a)  Visit the following URL: https://evoting.kfintech.com/

Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode

b)  Enter the login credentials (i.e., User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e- voting, you can use your existing User ID and password to cast your vote.

MODE OF E-VOTING	THROUGH KFINTECH

c)  After entering these details appropriately, click on “LOGIN”.

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)  You need to login again with the new credentials.

f)   On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’.

2.  Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s registrar and share transfer agent, KFin Technologies Limited at Selenium, Tower B, Plot No—31&32, Financial District, Nanakramguda, Serilingampally, Hyderabad—500032,Telangana, India

3. For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below:

a) If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E- Voting Event Number+ Folio No. or DP ID Client ID to 9212993399

Example for NSDL—MYEPWD IN12345612345678 Example for CDSL—MYEPWD 1402345612345678 Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com/, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

MODE OF E-VOTING	THROUGH KFINTECH

c)  Shareholder may call KFintech toll free number 1800-3094-001 for any assistance.

Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

General Instructions on E-voting:

1.	Shareholders who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/ “Forgot Password” options available on the websites of Depositories/Depository Participants.

2.

The remote e-voting period commences at 9 AM IST on Wednesday April 22, 2026, and ends at 5 PM IST on Thursday, May 21, 2026. During this period, shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Friday, April 17, 2026, may cast their votes electronically as per the process detailed in this Postal Ballot Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

3.	The voting rights of Shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Friday, April 17, 2026.

4.

On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date of Friday, April 17, 2026, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN”. If the Shareholder does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5.	Shareholders holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat account.

6.	Corporate members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf.

7.	You may then cast your vote by selecting an appropriate option and click on “Submit”.

8.

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Shareholders can login any number of times till they have voted on the resolution.

9.

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E- voting user manual available at the download section of https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFin Technologies Limited, Selenium, Tower B, Plot No—31&32, Financial District, Nanakramguda, Serilingampally, Hyderabad—500032,Telangana, India or at einward.ris@kfintech.com, evoting@kfintech.com or call KFintech’s toll free No. 1800-309-4001 for any further clarifications.

10.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

11.

The Scrutinizer will submit their report to the Chairman after the completion of scrutiny, and the result of the voting will be announced, on or before Monday, May 25, 2026 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Indian Stock Exchanges, Depositories and RTA.

EXPLANATORY STATEMENT

Pursuant to Section 102 read with Section 110 of the Act

Resolution No. 1- Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company for a second term of 5 years w.e.f. July 1, 2026:

Pursuant to the recommendation of the Nomination and Remuneration Committee, the Board at its meeting held on Thursday, April 16, 2026, approved the re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company, for a second term of 5 years with effect from July 1, 2026 to June 30, 2031, subject to approval of Members of the Company.

As per Regulation 17(1C) and 25(2A) of the Listing Regulations, the Company is required to take approval of shareholders for appointment of a person on the Board at the next general meeting or within a period of three months from the date of appointment, whichever is earlier, by way of a special resolution.

Skills and capabilities required and the manner in which Ms. Tulsi Naidu meets such requirements:

In the opinion of the Board and the Nomination and Remuneration Committee, the following are the core skills/expertise/competencies required for the Independent Director in the context of the Company’s business: Wide Management and Leadership Experience, Functional and Managerial Experience, Corporate Governance, Information Technology, Personal Values and Diversity, among others.

Considering Ms. Naidu’s experience of over two decades as a reputed and internationally experienced leader from the financial services industry, her track record of implementing large business transformations coupled with her strong hold on regulatory/public affairs and capability to streamline and simplify business operations, the Board of Directors is of the opinion that it would be in the interest of the Company to re-appoint her as an Independent Director for a period of five years with effect from July 1, 2026 to June 30, 2031.

Based on the performance evaluation, her skills, experience, expertise and knowledge, the Nomination and Remuneration Committee and the Board have recommended the re-appointment of Ms. Naidu as an Independent Director pursuant to the provisions of Sections 149, 152 and Schedule IV of the Act. Ms. Naidu also fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act and Regulation 16(1)(b) of the Listing Regulations.

The Company has received a declaration from Ms. Naidu confirming that she meets the criteria of independence under the Act and the Listing Regulations. Further, the Company has also received consent from Ms. Naidu to act as a Director in terms of Section 152 of the Act and a declaration that she is not disqualified from being re-appointed as a Director in terms of Section 164 of the Act. In terms of Section 160 of the Act, the Company has received a notice in writing from a Member proposing the candidature of Ms. Naidu to be re-appointed as an Independent Director.

Further, Ms. Naidu has confirmed that she is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact her ability to discharge her duties as an Independent Director of the Company. Ms. Naidu has also confirmed that she is not debarred from holding the office of a director by virtue of order passed by SEBI or any other such authority.

Pursuant to Section 150 of the Act read with Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, Ms. Naidu has enrolled her name in the online data bank maintained for Independent Directors with the Indian Institute of Corporate Affairs

In the opinion of the Board, Ms. Naidu is eligible to be re-appointed as an Independent Director for a term of 5 consecutive years and fulfils the conditions specified in the Act and the rules made thereunder, for her re-appointment as an Independent Director of the Company and is independent of the management of the Company.

Details of Ms. Naidu pursuant to the provisions of (i) Listing Regulations; and (ii) Secretarial Standard on General Meetings (SS-2), issued by the Institute of Company Secretaries of India, are provided in the “Annexure-A” to this Postal Ballot Notice. A brief profile of Ms. Tulsi Naidu is also provided at “Annexure-B” to this Postal Ballot Notice.

Copy of letter of re-appointment of Ms. Naidu setting out the terms and conditions of re-appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

In line with the Company’s remuneration policy for Independent Directors, Ms. Naidu will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders based on the recommendation of the Nomination and Remuneration Committee within the overall limits of remuneration payable to all Non-Executive Directors under Act not exceeding 1% of the net profits of the Company during any financial year.

Except Ms. Naidu, being the appointee, and her relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution as set out at Resolution No. 1 in this Postal Ballot Notice.

The Board recommends the resolution as set out in Resolution No. 1 for approval of the Members by way of a Special Resolution.

Resolution No. 2- Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026:

Pursuant to Section 161 of the Act read with Article 164 of the Articles of Association of the Company, and pursuant to the recommendation of the Nomination and Remuneration Committee, the Board, vide resolution dated March 5, 2026, had appointed Ms. Laura Miller (DIN: 11546063) as an Additional Director in the capacity of Independent Director of the Company, for a term of 5 years with effect from April 1, 2026, to March 31, 2031, subject to approval of Members of the Company.

As per Regulation 17(1C) and 25(2A) of the Listing Regulations, the Company is required to take approval of shareholders for appointment of a person on the Board at the next general meeting or within a period of three months from the date of appointment, whichever is earlier, by way of a special resolution.

Skills and capabilities required and the manner in which Ms. Laura Miller meets such requirements:

In the opinion of the Board and the Nomination and Remuneration Committee, the following are the core skills/expertise/competencies required for the Independent Director in the context of the Company’s business: Wide Management and Leadership Experience, Information Technology, Functional and Managerial experience, Personal Values, Diversity, and Corporate Governance, among others.

Ms. Miller brings more than two decades of executive leadership experience guiding large, global organizations through transformation, modernization, and sustained performance improvement. She is widely recognized for helping enterprises navigate technology and AI-driven change, aligning digital and data capabilities with business strategies to support growth and long-term resilience. She is well poised to add significant value and strength to the Board and her prior experience enables her to provide the Board with valuable insights.

Based on her skills, experience, expertise and knowledge, the Nomination and Remuneration Committee and the Board have recommended the appointment of Ms. Miller as an Independent Director pursuant to the provisions of sections 149 and 152 of the Act.

The Company has received a declaration from Ms. Miller confirming that she meets the criteria of independence under the Act and the Listing Regulations. Further, the Company has also received consent from Ms. Miller to act as a Director in terms of Section 152 of the Act and a declaration that she is not disqualified from being appointed as a Director in terms of Section 164 of the Act. In terms of Section 160 of the Act, the Company has received a notice in writing from a Member signifying her candidature for the office of Director.

Further, Ms. Miller has confirmed that she is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact her ability to discharge her duties as an Independent Director of the Company. Ms. Miller has also confirmed that she is not debarred from holding the office of a director by virtue of order passed by SEBI or any other such authority.

Pursuant to Section 150 of the Act read with Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, Ms. Miller has enrolled her name in the online data bank maintained for Independent Directors with the Indian Institute of Corporate Affairs. She is required to pass the online proficiency self-assessment test and shall complete the same within the statutory timelines prescribed under the Act and the said rules made thereunder.

In the opinion of the Board, Ms. Miller is eligible to be appointed as an Independent Director for a term of 5 consecutive years and fulfils the conditions specified in the Act and the rules made thereunder, for her appointment as an Independent Director of the Company and is independent of Management.

Details of Ms. Miller pursuant to the provisions of (i) Listing Regulations; and (ii) Secretarial Standard on General Meetings (SS-2), issued by the Institute of Company Secretaries of India, are provided in the “Annexure-A” to this Postal Ballot Notice. A brief profile of Ms. Miller is also provided at “Annexure-B” to this Postal Ballot Notice.

The letter of appointment of Ms. Miller setting out the terms and conditions of appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

In line with the Company’s remuneration policy for Independent Directors, Ms. Miller will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders based on the recommendation of the Nomination and Remuneration Committee within the overall limits of remuneration payable to all Non-Executive Directors under Act, not exceeding 1% of the net profits of the Company during any financial year.

Except Ms. Miller, being the appointee, and her relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution as set out at Resolution No. 2 in this Postal Ballot Notice.

The Board of Directors recommends the resolution as set out in Resolution No. 2 for approval of the Members by way of a Special Resolution.

Annexure-A

Details of Director seeking re-appointment/appointment through postal ballot by remote e-voting process

(Pursuant to Regulation 36(3) of the Listing Regulations and Secretarial Standard – 2 on General Meetings)

Name of the Director	Ms. Tulsi Naidu	Ms. Laura Miller
Director Identification Number	03017471	11546063

Date of Birth	October 19, 1973	January 8, 1965

Age	52 years	61 years

Date of Appointment	July 1, 2021	April 1, 2026

Relationship with Directors and Key Managerial Personnel	None	None

Expertise in specific functional area	Financial services sector including insurance and wide management experience	Information Technology, Digital, Data & AI Strategy

Qualification(s)	Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and Bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.	Bachelor of Science in Information Systems Management and a Master of Science in Computer Systems Management from the University of Maryland.

Terms and conditions of appointment	Re-appointment as Independent Director for a term of 5 years with effect from July 1, 2026, to June 30, 2031, not subject to retirement by rotation.	Appointment as Independent Director for a term of 5 years with effect from April 1, 2026, to March 31, 2031, not subject to retirement by rotation.

Remuneration last drawn (including sitting fees)	Refer Note 1	Refer Note 1

Remuneration proposed to be paid	Refer Note 2	Refer Note 2

Number of meetings of the Board attended during the financial year 2026-27 (up to the date of Postal Ballot Notice)	1	1

Name of the Director	Ms. Tulsi Naidu	Ms. Laura Miller
Board Membership in other Indian listed companies as on the date of this Postal Ballot Notice [3]	None	None

Chairmanship of committees in other Indian listed companies as on the date of this Postal Ballot Notice [3]	None	None

Number of shares held in the Company as on the date of this Postal Ballot Notice	NIL	NIL

Listed companies from which the Director has resigned in the past three years	NIL	NIL

Summary of Performance evaluation of the Director (For Appointment)	The performance evaluation of the Director indicated a strong understanding of the Company’s strategy, risk environment, and market dynamics, supported by relevant industry experience. The Director is an impactful Board member, contributing diligently on the relevant matters. Overall, the performance was considered effective and valuable.	Not Applicable

Notes:

1.

During the FY 2026-27 and until the date of this Postal Ballot Notice, Ms. Naidu and Ms. Miller attended one Board meeting held over April 15-16, 2026, and each was entitled to ₹ 1,00,000/- (Rupees One Lakh only) as sitting fees for attending the meeting.

2.

Ms. Naidu and Ms. Miller will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders based on the recommendation of the Nomination and Remuneration Committee within the overall limits of remuneration payable to all Non-Executive Directors under Act not exceeding 1% of the net profits of the Company during any financial year.

3.

Ms. Naidu is a member of Company’s Audit, Risk and Compliance Committee and serves as the Chairperson of the Nomination and Remuneration Committee. Ms. Miller does not serve on any committee as on the date of this Postal Ballot Notice. The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Act.

Annexure-B

Brief profile of Ms. Tulsi Naidu

Tulsi Naidu became a director of the Company in July 2021 and is a member of our Audit, Risk and Compliance Committee. She also serves as the Chairperson of our Nomination and Remuneration Committee. She has 29 years of financial services experience in Europe and Asia. She is Chief Executive Officer, Asia-Pacific of Zurich Insurance Group Ltd (“Zurich”), a member of Group Executive, a trustee of the Zurich Foundation. She also currently serves as a non-executive director on the Board of Directors of Zurich Kotak General Insurance Company (India) Limited. Prior to her current role, Ms. Naidu was CEO of Zurich Group in the United Kingdom.

Prior to joining Zurich, Ms. Tulsi Naidu spent 14 years at Prudential Plc (upto 2016) in a variety of executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK & Europe and prior to that held a number of general management roles.

Ms. Naidu has experience of over two decades as a reputed and internationally experienced leader from the financial services industry and comes with wide management experience and expertise across the fields of Strategy, Credit, Insurance, Information Technology including Cybersecurity and Risk management among others.

Ms. Tulsi Naidu holds a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.

Brief profile of Ms. Laura Miller:

Laura Miller brings more than two decades of executive leadership experience guiding large, global organizations through transformation, modernization, and sustained performance improvement. She is widely recognized for helping enterprises navigate technology and AI-driven change, aligning digital and data capabilities with business strategy to support growth and long-term resilience.

She has held senior leadership roles across retail, hospitality, payments, and global technology operations, working closely with boards and executive teams during periods of significant change. As Executive Vice President and Chief Information and Data Officer at Macy’s, Ms. Miller played a central role in shaping the company’s digital, data, and AI strategy, leading enterprise-scale transformation initiatives that strengthened core operations and enabled new growth platforms. Her experience includes leading large-scale cloud migrations, deploying AI-enabled solutions, and modernizing supply-chain and operational capabilities.

Earlier in her career, she held global leadership roles at InterContinental Hotels Group and First Data. Ms. Miller brings deep public-company board experience. She previously served as a director of EVO Payments during a period of strong growth that culminated in its acquisition by Global Payments, and on the board of LGI Homes. She currently serves as a Non-Executive Director at NCR Voyix, where she chairs the Risk Committee and serves on the Audit Committee.

She holds a Bachelor of Science in Information Systems Management and a Master of Science in Computer Systems Management from the University of Maryland.

Resolution No. 3- Buyback of Equity Shares of the Company:

The Board at its meeting held on Thursday April 16, 2026 (“Board Meeting”) has, subject to the approval of the shareholders of the Company by way of special resolution through postal ballot/e-voting and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback of fully paid-up equity shares of face value of ₹ 2/- (Rupees Two only) each (“Equity Shares”) up to 60,00,00,000 (Sixty Crore) Equity Shares, on a proportionate basis through the tender offer route through the stock exchange mechanism in accordance with the Act, the Companies (Share Capital and Debentures) Rules, 2014 (to the extent applicable), the Buyback Regulations, read with the Securities and Exchange Board of India Circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015, read with Circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 and SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, as amended from time to time (“SEBI Circular”), at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per equity share (“Buyback Price”) payable in cash for an aggregate consideration of up to ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (“Buyback Size”) excluding transaction costs viz. brokerage, applicable taxes, securities transaction tax, goods and service tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, intermediary fees, public announcement, publication expenses, printing and dispatch expenses and other incidental and related expenses, etc. (“Transaction Cost”) (the “Buyback”).

The Buyback is within 25% of the aggregate of the fully paid-up Equity Share capital and free reserves of the Company based on audited standalone or consolidated financial statements of the Company as on March 31, 2026, whichever sets out a lower amount. The Buyback Size constitutes 24.99% and 19.99% of the aggregate of the paid-up Equity Share capital and free reserves of the Company as per the latest audited standalone and consolidated financial statements, respectively, of the Company as on March 31, 2026, and Equity Shares proposed to be bought back represent 5.72% of the total number of Equity Shares of the total paid-up Equity Share capital of the Company, as per the latest audited consolidated financial statements of the Company as on March 31, 2026.

The Board may, till 1 (one) working day prior to the Record Date (as defined below), increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Size, in terms of Regulation 5(via) of the Buyback Regulations.

Since the Buyback constitutes more than 10% of the total paid-up Equity Share capital and free reserves of the Company as per the latest audited standalone financial statements or consolidated financial statements as on March 31, 2026, whichever is lower, in terms of Section 68(2)(b) of the Act, it is required to obtain the consent of the shareholders of the Company, for the Buyback by way of a special resolution. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Companies (Management and Administration) Rules, 2014 and Regulation 5(i)(b) of the Buyback Regulations, the consent of the shareholders of the Company to the Buyback can be obtained by means of postal ballot. Accordingly, the Company is seeking your consent by means of postal ballot for the aforesaid proposal as contained in the special resolution provided in this Postal Ballot Notice.

Certain figures contained in this Postal Ballot Notice, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

As per the relevant provisions of the Act and Buyback Regulations, the Explanatory Statement contains relevant and material information to enable the shareholders holding Equity Shares of the Company to consider and approve the Special Resolution on the Buyback of the Company’s Equity Shares.

Requisite details and material information relating to the Buyback are given below:

(a)	Date of the Board Meeting at which the proposal for Buyback was approved by the Board of Directors of the Company – Thursday, April 16, 2026

(b)	Necessity for the Buyback

The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken, inter alia, for the following reasons:

(i)

The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby enhancing the overall return to shareholders;

(ii)

The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for small shareholders. The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders” under the Buyback Regulations;

(iii)	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

(iv)

The Buyback gives the Eligible Shareholders (as defined below) the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

(c)	Maximum amount required under Buyback and its percentage of the total paid up capital and free reserves

(i)	The maximum amount required for Buyback will not exceed ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only), excluding the Transaction Costs.

(ii)

The maximum amount mentioned aforesaid is 24.99% and 19.99% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements, respectively, of the Company as on March 31, 2026, whichever is lower and the same is within the prescribed limit of 25%.

(d)	Maximum price at which the shares or other specified securities are proposed to be bought back and the basis of arriving at the Buyback Price

(i)	The Equity Shares of the Company are proposed to be bought back at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per Equity Share.

(ii)

The Buyback Price of ₹ 250/- (Rupees Two Hundred and Fifty only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares of the Company is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

(iii)

The Buyback Price represents a premium of 16.30% over the volume weighted average market price of the Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 28.51% over the volume weighted average market price of the Equity Shares on the NSE for the 10 trading days preceding the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the trading day prior to the date of intimation of the Board Meeting for considering the Buyback, being April 8, 2026, was ₹ 203.42 (Rupees Two Hundred Three and Forty-Two Paisa only) on NSE and ₹ 203.30 (Rupees Two Hundred Three and Thirty Paisa only) on BSE.

(iv)

The Buyback Price is at a premium of 311.77% of the book value per Equity Share of the Company, which as of March 31, 2026 was ₹ 60.71 (Rupees Sixty and Seventy-One Paisa only) per Equity Share, on a standalone basis.

(v)

The basic and diluted earnings per Equity Share of the Company prior to the Buyback, for the one year ended March 31, 2026 was ₹ 11.59 (Rupees Eleven and Fifty-Nine Paisa only) and ₹ 11.55 (Rupees Eleven and Fifty-Five Paisa only) per Equity Share, respectively on a standalone basis. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be ₹ 12.28 (Rupees Twelve and Twenty-Eight Paisa only) and ₹ 12.25 (Rupees Twelve and Twenty-Five Paisa only) per Equity Share post the Buyback, respectively on a standalone basis.

(vi)

The return on net worth of the Company was 19.05% for the 12 months ended March 31, 2026, on a standalone basis, which will increase to 24.92% post Buyback, on a standalone basis, assuming full acceptance of the Buyback.

(e)	Maximum number of Equity Shares that the Company proposes to Buyback

The Company proposes to Buyback up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹ 2/- (Rupees Two Only) each.

(f)	Method to be adopted for the Buyback

(i)

The Buyback shall be on a proportionate basis (subject to the reservation for small shareholders in accordance with the Buyback Regulations) through the “tender offer” route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers Buy Back and Delisting” as prescribed under the SEBI Circular. The Buyback will be implemented in accordance with the Act, to the extent applicable, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

(ii)

As required under the Buyback Regulations, the Company will announce a record date for the Buyback (the “Record Date”) for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback (“Eligible Shareholder(s)”). Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must take certain actions prior to the Record Date. For additional details concerning participation in the Buyback by ADS holders, see Section (m) below entitled “Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share”. Subject to the approval of the special resolution under this Postal Ballot Notice, each Eligible Shareholder will receive a Letter of Offer along with a tender offer form indicating their entitlement for participating in the Buyback.

(iii)	The Equity Shares to be bought back as a part of the Buyback are divided into two categories: (a) Reserved category for small shareholders; and (b) General category for all other shareholders.

(iv)

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds Equity Shares having market value, on the basis of closing price on stock exchanges in which highest trading volume in respect of such Equity Shares as on Record Date, is not more than ₹ 2,00,000/- (Rupees Two Lakh only).

(v)

In accordance with the proviso to Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the Record Date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback.

(vi)

Based on the holding on the Record Date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholders as on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs.

(vii)

As per with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the small shareholder category, the Company will club together all the equity shares held by such shareholders with a common Permanent Account Number (“PAN”) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together all the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together all the Equity Shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together all the Equity Shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the RTA as per the shareholder records received from the Depositories.

(viii)

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participating in the shortfall created due to non-participation, if any, by some other shareholders.

(ix)	The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the Record Date.

(x)

The Equity Shares tendered as per the entitlement by Eligible Shareholders holding Equity Shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting” notified under the SEBI Circular.

(xi)

Participation in the Buyback by shareholders may trigger tax on the consideration received on Buyback by them. Pursuant to amendments effective April 1, 2026, the tax on income from the buyback of shares is now levied directly on the shareholders. Previously from October 1, 2024, until March 31, 2026, buyback proceeds were fully taxed as deemed dividends at the shareholder’s applicable slab rates, the original cost of acquiring the shares was recognized as a capital loss, which be set off against other capital gains. Here are the key features of the new system:

Aspect	Details
Tax Incidence	The tax is now payable by the shareholders on the gains made from the buyback, not by the Company.

Nature of Income	The income is treated as Capital Gains in the hands of the shareholder.

Computation of Gains	Capital Gains are calculated as the difference between the buyback price offered by the Company and the shareholder’s original cost of acquiring the shares.

Applicable Tax Rate

The rate depends on the holding period:

• Long-Term Capital Gains (LTCG):

For shares held over 12 months, a rate of 12.5% is applicable (with an exemption up to ₹1.25 Lakhs).

• Short-Term Capital Gains (STCG):

For shares held for 12 months or less, the gains are taxed at applicable slab rates

(xii)

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant timetable will be included in the letter of offer to be sent to the Eligible Shareholder(s).

(g)	Time limit for completing the Buyback

Subject to receipt of regulatory consents and approvals, if any, the Buyback is proposed to be completed within 1 (one) year from the date of passing of special resolution detailed in this Postal Ballot Notice.

(h)	Compliance with Section 68(2)(c) of the Act

The aggregate paid-up share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company as on March 31, 2026, is ₹ 6,00,294.00 million and ₹ 7,50,230.00 million, respectively. Under the provisions of the Act and the Buyback Regulations, the funds deployed for the Buyback cannot exceed 25% of the aggregate of the fully paid-up share capital and free reserves of the Company i.e., ₹ 1,50,073.00 million The maximum amount proposed to be utilized for the Buyback, does not exceed ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) and is therefore within the limit of 25% of the Company’s fully paid-up share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company, whichever is less, as on March 31, 2026.

Further, under the Act and Buyback Regulations, the number of Equity Shares that can be bought back in any financial year cannot exceed 25% of the total Equity Shares in the total paid-up equity capital of the Company in that financial year. The number of Equity Shares proposed to be purchased under the Buyback i.e. 60,00,00,000 (Sixty Crore) Equity Shares, does not exceed 25% of the total number of Equity Shares in the existing total paid-up equity share capital of the Company as of March 31, 2026.

(i)	Details of holding and transactions in the Equity Shares of the Company

The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control and (ii) Directors of companies which are a part of the Promoter and Promoter Group as on the date of the Board Meeting and this Postal Ballot Notice, i.e., April 16, 2026, are as follows:

(i)	Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., April 16, 2026:

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	43,11,56,714	4.11
2.	Yasmeen A Premji	51,18,756	0.05
3.	Rishad Azim Premji	1,35,37,782	0.13
4.	Tariq Azim Premji	1,32,38,430	0.13
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	1,88,68,26,730	17.99
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	2,16,02,97,946	20.60
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	2,20,21,33,582	21.00
8.	Hasham Investment and Trading Co. Private Limited	27,11,906	0.03
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,77,24,830	0.26
10.	Azim Premji Trust (2)	68,03,85,966	6.49
11.	Prazim Trading and Investment Company Private Limited	19,37,08,256	1.85

	Total	7,61,68,40,898	72.62

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(ii)

Aggregate shareholding of the Directors of Companies which are a part of the Promoter and Promoter Group, as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., April 16, 2026:

Sl. No.	Name	No. of Equity Shares	% Shareholding
1	Azim H Premji	43,11,56,714	4.11
2	Rishad Azim Premji	1,35,37,782	0.13
3	Tariq Azim Premji	1,32,38,430	0.13
4	Yasmeen A Premji	51,18,756	0.05
5	Tekkethalakal K Kurien	16,11,880	0.02
6	Deepak Jain	2,50,258	0.00
7	Srinivasan Pagalthivarthi	1,70,888	0.00
8	Anurag Behar	1,60,122	0.00
9	Lakshminarayana Kollengode Ramanathan	35,016	0.00
10	Ayyagari Lakshmanarao	32,410	0.00
11	Bhoopalam Chandrashekharaiah Prabhakar	20,800	0.00

	Total	46,53,33,056	4.44

(iii)

Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of Companies which are a part of the Promoter and Promoter Group of the Company during a period of six months preceding the date of the Board Meeting at which the Buyback was approved and the date of this Postal Ballot Notice, i.e. April 16, 2026:

(A)	Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control: NIL

(B)	Aggregate shares sold by the Directors of Companies which are part of the Promoter and Promoter Group:

1. Ayyagari Lakshmanarao

Name of the Promoter Company	Aggregate number of shares purchased/ sold	Nature of transaction	Maximum Price per Share (₹)	Date of Maximum Price	Minimum Price per Share (₹)	Date of Minimum Price
Hasham Investment and Trading Co Private Limited	4,850	Sale	270.90	08-Jan-2026	261.35	08-Jan-2026
and
Prazim Trading and Investment Company Private Limited	1,150	Sale	268.88	26-Dec-2025	265.74	26-Dec-2025

(j)	Intention of Promoter and Promoter Group and persons in control of the Company to participate in the Buyback

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to participate in the Buyback vide their letters dated April 16, 2026 and may tender up to an aggregate maximum of 7,44,77,75,834 Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company:

Sl. No.	Name of the Promoter and Promoter Group entity	Maximum No. of Equity Shares intended to be offered
1	Azim H Premji	26,20,91,650
2	Yasmeen A Premji	51,18,756
3	Rishad Azim Premji	1,35,37,782
4	Tariq Azim Premji	1,32,38,430
5	Mr. Azim Hasham Premji Partner Representing Hasham Traders	1,88,68,26,730
6	Mr. Azim Hasham Premji Partner Representing Prazim Traders	2,16,02,97,946
7	Mr. Azim Hasham Premji Partner Representing Zash Traders	2,20,21,33,582
8	Hasham Investment and Trading Co. Private Limited	27,11,906
9	Azim Premji Philanthropic Initiatives Private Limited (1)	2,77,24,830
10	Azim Premji Trust (2)	68,03,85,966
11	Prazim Trading and Investment Company Private Limited	19,37,08,256

	Total	7,44,77,75,834

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

The Buyback will not result in any benefit to the Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.

The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:

(i)	Azim H Premji

Date of Transaction	Nature of Transaction	Number of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	35,21,332	(1)	2	—	—
June 17, 2010	Bonus	2,46,82,160		2	—	—
June 15, 2017	Bonus	6,17,05,400		2	—	—
March 8, 2019	Bonus	4,11,36,933		2	—	—
December 10, 2024	Bonus	13,10,45,825		2	—	—

Total		26,20,91,650

Note:

1.

Out of originally allotted 1,85,11,620 Equity Shares of ₹ 2/- each as bonus, an aggregate of 47,60,108 Equity Shares were tendered and accepted pursuant to the buyback by the Company on July 4, 2023 at a price of ₹ 445/- per Equity Share. Further, on January 20, 2024, an aggregate of 1,02,30,180 Equity Shares of ₹ 2/- each were gifted to Rishad Azim Premji and Tariq Azim Premji, part of the promoter group.

(ii)	Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue/ Acquisition/ Sale Price (₹)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	34,402	(1)	2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—
June 15, 2017	Bonus	10,62,666		2	—	—
March 8, 2019	Bonus	7,08,444		2	—	—
December 10, 2024	Bonus	25,59,378		2	—	—

Total		51,18,756

Note:

1.

Originally allotted 2,19,200 Equity Shares of ₹ 2/- each as bonus. An aggregate of 1,44,006 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of ₹ 325/- per Equity Share, of which 54,406 Equity Shares were part of this allotment. Further, on July 4, 2023, an aggregate of 1,30,392 Equity Shares of ₹ 2/- each were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share.

(iii)	Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue/ Acquisition/ Sale Price (₹)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	1,30,692	(1)	2	—	—
June 17, 2010	Bonus	3,78,666		2	—	—
June 15, 2017	Bonus	6,86,666		2	—	—
March 8, 2019	Bonus	4,57,777		2	—	—
January 20, 2024	Gift from Mr. Azim H Premji	51,15,090		2	—	—
December 10, 2024	Bonus	67,68,891		2	—	—

Total		1,35,37,782

Note:

1.

Originally allotted 3,09,000 Equity Shares of ₹ 2/- each as bonus, out of which an aggregate of 93,052 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of ₹ 325/- per Equity Share. Further, on July 4, 2023, an aggregate of 84,256 Equity Shares of ₹ 2/- each were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share.

(iv)	Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue/ Acquisition/ Sale Price (₹)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	11,073	(1)	2	—	—
August 24, 2005	Bonus	79,500		2	—	—
June 17, 2010	Bonus	1,06,000		2	—	—
June 15, 2017	Bonus	2,65,000		2	—	—
March 8, 2019	Bonus	1,76,666		2	—	—
September 13, 2021	Market Purchase	8,65,886	(2)	2	667.76
January 20, 2024	Gift from Mr. Azim H Premji	51,15,090		2	—	—
December 10, 2024	Bonus	66,19,215		2	—	—

Total		1,32,38,430

Note:

1.

Originally allotted 53,000 Equity Shares of ₹. 2/- each as bonus. An aggregate of 35,911 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of ₹ 325/- per Equity Share, of which 9,411 Equity Shares were part of this allotment. Further, on July 4, 2023, an aggregate of 76,630 Equity Shares of ₹ 2/- each were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share, of which 32,516 were part of this allotment.

2.

Originally acquired 9,10,000 Equity Shares of ₹ 2/- each on September 13, 2021. On July 4, 2023, an aggregate of 76,630 Equity Shares of ₹ 2/- each were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share, of which 44,114 were part of this allotment

(v)	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	6,19,49,750	(1)	2	—	—
June 17, 2010	Bonus	20,37,03,616	(2)	2	—	—
June 15, 2017	Bonus	37,09,56,000		2	—	—
March 8, 2019	Bonus	24,73,03,999		2	—	—
December 10, 2024	Bonus	88,39,13,365		2	—	—
June 9, 2025	Block Trade inter-se purchase from Azim Premji Trust	11,90,00,000		2	250	Cash

Total		1,88,68,26,730

Note:

1.

Out of the originally allotted 15,34,50,000 Equity Shares of ₹ 2/- each as bonus as of August 24, 2005, an aggregate of 5,02,69,956 Equity Shares were accepted on September 9, 2019 pursuant to the buyback by the Company at a price of ₹ 325/- per Equity Share. Further, an aggregate of 1,00,00,000 Equity Shares were tendered and accepted on January 15, 2021 pursuant to the buyback by the Company at a price of ₹ 400/- per Equity Share. Further, on July 4, 2023, an aggregate of 3,12,30,294 Equity Shares were tendered and accepted pursuant to the buy back by the Company at ₹ 445/- per Equity Share.

2.

Out of the originally allotted 21,75,06,000 Equity Shares of ₹ 2/- each as bonus as of June 17, 2010, an aggregate of 1,38,02,384 Equity Shares were tendered and accepted on July 4, 2023, pursuant to the buy back by the Company at ₹ 445/- per Equity Share.

(vi)	Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	75,44,420	(1)	2	—	—
August 24, 2005	Bonus	5,41,69,500	(2)	2	—	—
June 17, 2010	Bonus	20,18,79,692	(3)	2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	72,10,711	(4)	2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791		2	—	—
March 8, 2019	Bonus	29,69,37,859		2	—	—
December 10, 2024	Bonus	1,02,06,48,973		2	—	—
June 9, 2025	Block Trade inter-se purchase from Azim Premji Trust	5,95,00,000		2	250	Cash
June 11, 2025	Block Trade inter-se purchase from Azim Premji Trust	5,95,00,000		2	258.99	Cash

Total		2,16,02,97,946

Note:

(1)	Out of originally allotted 6,39,99,500 Equity Shares of ₹ 2/- each as bonus as of June 29, 2004,

a.	An aggregate of 1,50,00,000 Equity Shares were sold on December 20, 2017, of which 98,30,000 Equity Shares were out of this allotment

b.

An aggregate of 6,03,59,126 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share, of which 2,44,69,195 Equity Shares were out of this allotment

c.

An aggregate of 5,42,89,214 Equity Shares were tendered and accepted pursuant to the buyback by the Company on July 4, 2023 at a price of ₹ 445/- per Equity Share, of which 2,21,55,885 Equity Shares were out of this allotment.

(2)	Out of originally allotted 16,25,08,500 Equity Shares of ₹ 2/- each as bonus,

a.	An aggregate of 1,50,00,000 Equity Shares were sold on December 20, 2017, of which 51,70,000 Equity Shares were out of this allotment.

b.

An aggregate of 6,03,59,126 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share, of which 3,45,72,622 Equity Shares were out of this allotment.

c.	75,00,000 Equity Shares were tendered and accepted pursuant to the buyback by the Company on January 15, 2021 at a price of ₹ 400/- per Equity Share.

d.

An aggregate of 5,42,89,214 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share on July 4, 2023, of which 3,09,40,558 Equity Shares were from this allotment.

e.

Further, an aggregate of 4,49,54,128 Equity Shares were sold by way of block trade on November 8, 2024 at a price of ₹ 560/- per Equity Share, of which 3,01,55,820 Equity Shares, pertains to this allotment.

(3)

Out of originally allotted 21,66,78,000 Equity Shares of ₹ 2/- each as bonus, an aggregate of 4,49,54,128 Equity Shares were sold by way of block trade on November 8, 2024 at a price of ₹ 560/- per Equity Share, of which 1,47,98,308 Equity Shares, pertains to this allotment.

(4)	Out of originally acquired 97,20,791 Equity Shares of ₹ 2/- each through inter-se purchase from Hasham Traders,

a.

13,17,309 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share. This is part of the aggregate of 6,03,59,126 Equity Shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of ₹ 325/- per Equity Share.

b.

11,92,771 Equity Shares were tendered and accepted pursuant to the buyback by the Company on July 4, 2023 at a price of ₹ 445/- per Equity Share. This is part of the aggregate of 5,42,89,214 Equity Shares tendered and accepted on July 4, 2023 pursuant to buyback by the Company at a price of ₹ 445/- per Equity Share.

(vii)	Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	75,26,496	(1)	2	—	—
August 24, 2005	Bonus	5,69,66,737	(2)	2	—	—
June 17, 2010	Bonus	21,61,63,200		2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	72,10,710	(3)	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790		2	—	—
March 8, 2019	Bonus	30,10,79,858		2	—	—
December 10, 2024	Bonus	10,405,66,791		2	—	—
June 11, 2025	Block Trade inter-se purchase from Azim Premji Trust	12,10,00,000		2	258.99	Cash

Total		2,20,21,33,582

Note:

(1)	Out of originally allotted 6,36,13,400 Equity Shares of ₹ 2/- each as bonus as of June 29, 2004,

a.

An aggregate of 6,12,01,078 Equity Shares were tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share. Of which 3,39,83,659 Equity Shares pertains to this allotment.

b.

On July 4, 2023, an aggregate of 5,50,51,569 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share. Of which, an aggregate of 2,21,03,245 Equity Shares pertains to this allotment.

(2)	Out of originally allotted 16,21,22,400 Equity Shares of ₹ 2/- each as bonus, as of August 24, 2005:

a.

2,59,00,110 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share. This is part of the aggregate of 6,12,01,078 Equity Shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share.

b.	75,00,000 Equity Shares were tendered and accepted pursuant to the buyback by the Company on January 15, 2021 at a price of ₹ 400/- per Equity Share.

c.	4,00,00,000 equity shares were sold by way of block trade on November 8, 2024 at a price of ₹ 560/- per Equity share.

d.

On July 4, 2023, an aggregate of 5,50,51,569 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share. Of which, an aggregate of 3,17,55,553 Equity Shares forming part of this allotment.

(3)

Out of originally acquired 97,20,790 Equity Shares of ₹ 2/- each through inter-se purchase from Hasham Traders, 13,17,309 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share. This is part of the aggregate of 6,12,01,078 Equity Shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of ₹ 325/- per Equity Share. On July 4, 2023, an aggregate of 5,50,51,569 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share. Of which, an aggregate of 11,92,771 Equity Shares forming part of this allotment.

(viii)	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	4,17,623	(1)	2	—	—
June 15, 2017	Bonus	5,62,998		2	—	—
March 8, 2019	Bonus	3,75,332		2	—	—
December 10, 2024	Bonus	13,55,953		2	—	—

Total		27,11,906

Note:

(1)

Originally received 5,62,998 Equity Shares of ₹ 2/- each under court approved scheme of amalgamation, out of which an aggregate of 76,294 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of ₹ 325/- per Equity Share. Further, on July 4, 2023, an aggregate of 69,081 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share.

(ix)	Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 15, 2017	Bonus	86,60,363	(1)	2	—	—
March 8, 2019	Bonus	52,02,052		2	—	—
December 10, 2024	Bonus	1,38,62,415		2	—	—

Total		2,77,24,830	(2)

Note:

(1)

Originally allotted 1,00,69,955 Equity Shares of ₹ 2/- each as bonus, out of which an aggregate of 51,82,115 Equity Shares were accepted on January 15, 2021 pursuant to the buyback by the Company at a price of ₹ 400/- per Equity Share of which 7,03,344 Equity Shares was part of this allotment. Further, on July 4, 2023, an aggregate of 7,06,248 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of ₹ 445/- per Equity Share.

(2)	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthropic Initiatives Private Limited.

(x)	Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
March 8, 2019	Bonus	14,87,92,983	(1)	2	—	—
December 10, 2024	Bonus	53,15,92,983		2	—	—

Total		68,03,85,966	(2)

Note:

(1)

Originally allotted 20,61,53,875 Equity Shares of ₹ 2/- each as bonus on March 8, 2019. An aggregate of 18,05,00,000 Equity Shares were transferred on June 11, 2025 inter-se to promoters Prazim Traders, and Zash Traders, of which 5,73,60,892 Equity Shares were out of this allotment.

(2)	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held M/s. Azim Premji Trust.

(xi)	Prazim Trading and Investment Company Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
November 8, 2024	Block Trade inter-se purchase from Prazim Traders and Zash Traders	8,49,54,128	2	560	Cash
December 10, 2024	Bonus	8,49,54,128	2	—	—
June 11, 2025	Block Trade inter-se purchase from Azim Premji Trust	2,38,00,000	2	250	Cash

Total		19,37,08,256

(k)	Confirmations from Company as per the provisions of Buyback Regulations and Act

(i)	all the Equity Shares of the Company are fully paid-up;

(ii)

the Company shall not issue any Equity Shares or specified securities including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback Period except in discharge of subsisting obligations through conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares;

(iii)

the Company shall not make any further issue of the same kind of Equity Shares or other securities including allotment of new Equity Shares under Section 62(1)(a) of the Act or other specified securities within a period of 6 (six) months after the completion of the Buyback except by way of bonus shares or Equity Shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

(iv)

except in discharge of its subsisting obligations, the Company shall not raise further capital for a period of either six months or one year, as the case may be, under the Act and Buyback Regulations, respectively, from the expiry of the Buyback Period;

(v)	the Company has not completed a buyback of any of its securities during the period of 1 (one) year reckoned from the date of expiry of Buyback Period of the preceding offer of buyback;

(vi)	the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable;

(vii)

the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

(viii)

there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon);

(ix)	that the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

(x)

the aggregate amount of the Buyback i.e. up to ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone and consolidated financial statement of the Company as on March 31, 2026;

(xi)

the maximum number of Equity Shares proposed to be purchased under the Buyback, up to 60,00,00,000 (Sixty Crore) Equity Shares, does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone and consolidated financial statements of the Company as on March 31, 2026;

(xii)	the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback Period;

(xiii)	the Company shall not withdraw the Buyback offer after the public announcement of the offer of the Buyback is made;

(xiv)	the consideration for the Buyback shall be paid by the Company only in cash;

(xv)	there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act as on date;

(xvi)	the Company shall not undertake the Buyback unless it has obtained the prior consent of its lenders in case of a breach of any covenant with such lenders;

(xvii)	the Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

(xviii)	the Company shall comply with the statutory and regulatory timelines in respect of the Buyback in such manner as prescribed under the Act and/or the Buyback Regulations and any other applicable laws;

(xix)	the Company shall not utilize any money borrowed from banks or financial institutions for the purpose of buying back its Equity Shares;

(xx)	the Buyback shall not result in delisting of the Equity Shares from the stock exchanges;

(xxi)

the Company shall transfer from its free reserves or securities premium account and/or such other sources as may be permitted by law, a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the capital redemption reserve account and the details of such transfer shall be disclosed in its subsequent audited financial statements;

(xxii)

as per Regulation 24(i)(e) of the Buyback Regulations, the promoters and members of promoter group, and their associates, other than the Company, shall not deal in the Equity Shares or other specified securities of the Company either through the stock exchanges or off-market transactions (including inter se transfer of Equity Shares) among the promoters and members of promoter group) from the date of the special resolution approving the Buyback till the closing of the Buyback offer;

(xxiii)

the Company shall ensure consequent reduction of its share capital post Buyback and the Equity Shares bought back by the Company will be extinguished and physically destroyed (if applicable) in the manner prescribed under the Buyback Regulations and the Act within the specified timelines;

(xxiv)

the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback based on both standalone and consolidated financial statements of the Company; and

(xxv)

the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies.

(l)	Confirmations from the Board

The Board of Directors of the Company has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

(i)

that immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2026 or following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

(ii)

that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2026 or the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet all its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting i.e. April 16, 2026 or the Postal Ballot Resolution; and

(iii)

that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

(m)	Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share:

(i)	Equity Share Withdrawal

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “ADR Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the Record Date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. Note that the Record Date will be determined and disclosed in due course and after receipt of shareholders’ approval through the Postal Ballot Resolution.

A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order.

The Depositary will charge such holder a fee of US $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. The Depositary will on a best efforts basis endeavour to deliver the Equity Shares to your Brokerage Account in India. If they are not able to do so for whatever reason, they will not be liable for any losses you face in this regard.

You must be a holder of Equity Shares as of the Record Date to participate in the Buyback.

Equity Shares trade on the Indian Stock Exchanges and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected.

(ii)	Buyback Price and Foreign Exchange Considerations

The Buyback Price is at a premium of 15.22% over the volume weighted average price of an ADS on the NYSE for the 60 (sixty) trading days preceding the date of the notice to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback; i.e., April 9, 2026. The Buyback Price is at a premium of 26.67% over the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding April 9, 2026. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of ₹ 92.25 (Rupees Ninety Two and twenty-five paisa only) per USD as published by the Federal Reserve Board of Governors on April 8, 2026. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Participating in the Buyback may result in ADS holders receiving less proceeds than could be obtained by selling ADSs on the NYSE.

(iii)	Tax and Regulatory Considerations

The taxation in India occurs at two potential stages. The law in India has recently changed, shifting the tax burden from the company to the shareholder:

(A)	Stage 1: Conversion of ADSs to Equity Shares

•	There are no specific tax provisions in India that clarify the tax consequences of converting ADSs into underlying Equity Shares.

•

The prevailing view is this conversion is merely a change in the form of holding and not a “transfer” for tax purposes. If this view holds, the conversion itself should not trigger a capital gains tax liability in India.

•	This interpretation is not legally settled and has not been tested in court of law. Therefore, the risk of the tax authorities taking a contrary view cannot be entirely ruled out.

(B)	Stage 2: Sale of Equity Shares pursuant to Buyback

This is a taxable event in India. Under the new tax regime (effective from the financial year 2026-27), shareholders are liable to pay capital gains tax as mentioned above in paragraph (f)(xi) above.

ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares.

Special notice to security holders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and, upon obtaining approval for the Buyback from the shareholders of the Company by way of special resolution through Postal Ballot, documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

(n)	Report addressed to the Board of Directors by the Company’s Auditors on the permissible capital payment and the opinion formed by Directors regarding insolvency

The text of the Report dated April 16, 2026 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore – 560 035

Dear Sirs/Madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (“the Company”) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 as amended (the “Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 15, 2025.

2.

The Board of Directors of Wipro Limited (“Company”) have approved a proposal for Buyback of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on April 16, 2026 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying “Statement of Permissible Capital Payment (including premium) (“Annexure A”) as at March 31, 2026”, hereinafter referred to as the “Statement” prepared by the management of the Company, which we have initialed for identification purposes only.

Management’s Responsibility for the Statement

4.

The preparation of the Statement in accordance with Section 68(2) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the Management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation of the Statement and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation and making estimates that are reasonable in the circumstances.

Auditors’ Responsibility

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide reasonable assurance that:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026.

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026 in accordance with Section 68(2)(b) and 68(2)(c) of the Act, Regulations 4(i) and Regulation 5(i)(b) of the Buyback Regulations.

iii.

the Board of Directors of the Company, in their meeting held on April 16, 2026, have formed the opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from aforesaid date and from the date on which results of passing of the Board resolution dated April 16, 2026 as well as for a period of one year immediately following the date of passing the special resolution with regard to the proposed buyback.

6.

The audited interim condensed standalone and consolidated financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our reports dated April 16, 2026. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act (the “standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the “ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the ICAI (“Guidance Note”) and standards of auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9.	Based on inquiries conducted and our examination as above, we report that:

i.

We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026 which have been approved by the Board of Directors of the Company on April 16, 2026.

ii.

The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68(2)(b) and 68(2)(c) of the Act, Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted and computed from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months and year ended March 31, 2026.

iii.

The Board of Directors of the Company, in their meeting held on April 16, 2026 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code, 2016 within a period of one year from the date of passing the Board Resolution dated April 16, 2026 as well as for a period of one year immediately following the date of passing of the results of the shareholders’ resolution with regard to the proposed buyback are passed.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this certificate is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sd/-

Satish Vaidyanathan

Partner

Membership No. 217042

UDIN: 26217042TYGQMD7224

Place: Bengaluru

Date: April 16, 2026

Annexure A

Statement of Permissible Capital Payment (including premium)

Computation of amount of permissible capital payment towards buyback of Equity Shares in accordance with Section 68 (2) of the Companies Act, 2013 and the Buyback Regulations based on audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026:

Particulars	Amount (In Rs. Millions) Standalone	Amount (In Rs. Millions) Consolidated
Paid-up Equity Share Capital as at March 31, 2026 (A)	20,977	20,977
Free Reserves as at March 31, 2026
- Retained earnings	573,547	723,024
- Securities Premium Reserve	5,770	6,229
Total Free Reserves (B)	579,317	729,253
Total paid up equity share capital and free reserves (A+B)	600,294	750,230
Maximum amount permissible for the buyback i.e. lower of 25% of total paid-up equity capital and free reserves of standalone and consolidated financial statements	150,073

*

excludes adjustments in accordance with section 2(43) of the Companies Act, 2013 aggregating Rs. 5,646 million in Standalone and Rs. 8,249 million in Consolidated retained earnings as at March 31, 2026.

(o)	Other disclosures

In the opinion of the Board, the proposal for Buyback is in the interest of the Company and its shareholders holding Equity Shares of the Company. The Directors, therefore, recommend the special resolution as set out at Resolution No. 3 for approval by the shareholders.

None of the Directors or any Key Managerial Personnel of the Company or their respective relatives are in any way concerned or interested financially or otherwise, either directly or indirectly in passing of the said resolution, save and except to the extent of their respective interest as shareholders of the Company.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: April 16, 2026

Place: Bengaluru